

October 2, 2013

<u>Via E-Mail</u>
Elliot Ehrlich
Chief Executive Officer
NanoAntibiotics, Inc.
9511 Collins Ave., Suite 807
Surfside, Florida 33154

      Re: NanoAntibiotics, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed September 26, 2013
              File No. 333-190635

Dear Mr. Ehrlich:

      We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Prospectus Summary, page 3</u>

1. We note that in response to comment five of our letter dated September 5, 2013 you have revised your disclosure to state that certain immediate family members of your officers and directors own 50.39% of your outstanding common stock. Please revise your disclosure to also state the aggregate percentage of outstanding stock owned by your officers, directors <u>and</u> immediate family members. According to your disclosure on pages 40 and 41, it appears that such individuals in the aggregate own approximately 90% of the outstanding shares of common stock.

2. Please revise your disclosure here and elsewhere as appropriate to clarify the exact status of your business, including what you have done so far with respect to your development of the pharmaceutical compounds listed on page three. We also note conflicting disclosure throughout your prospectus. For example, your disclosure on page three states that your drug candidates have been studied in vitro, your disclosure on pages 24 says that research and development has started and you have engaged a third party vendor for pre-clinical testing, but your disclosure on page 30 says that you have spent $0 on research and development activities. Please explain how you have identified a potential chemical compound and started research and development activities but have not incurred any research and development expense. Please also explain who developed the drug candidates that you plan on developing. In addition, given that you have no employees and no properties aside from a home office, please explain when, and by whom, the in vitro studies were conducted and which specific drug candidates were studied. Be sure you address the viability of your proposed scientific activities in light of the fact that neither of your principals have

backgrounds that are representative of the type of knowledge and expertise that is required to bring success to your aspirations.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

3. We note that you have engaged S&T Global, Inc. to conduct pre-clinical testing. Please file any agreement with S&T Global, Inc. as an exhibit to the registration statement or tell us why you believe any such agreement is not required to be filed. <u>See</u> Item 601(b)(10)(ii) of Regulation S-K.

<u>Description of Business, page 26</u>

4. We note your response to comment 10 of our letter dated September 25, 2013. It does not appear that you have provided us with sources for the various statistics you cite in this section. For example, we do not see sources for the information you cite on page 27 relating to the Joint Commission, the information you cite on page 28 regarding bacteria and acquired resistance genes, and the information on page 29 relating to other bacterial species and data reported by the CDC. In addition, it appears that certain of your disclosure, such as the disclosure under "Bacterial Efflux Pump" on page 28, is directly from internet sources such as Wikipedia or About.com, but you have not attributed the text to such sources. Please revise your disclosure to indicate the sources of the information and provide us with copies of each source, clearly marked to highlight the portion or section that contains the information. Please also remove any hyperlinks to such sources.

<u>Management, page 37</u>

5. In discussing Elliot Ehrlich's biographical background, please add disclosure indicating that, although you title him as 'Dr. Ehrlich," he does not possess a Doctor of Medicine degree.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Matthew Ogurick, Esq. (*via E-mail*)
        K&L Gates LLP